Exhibit 99.1

First Quarter 2012

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

Highlights

AEZS-108

•

We announced a collaboration agreement with Ventana Medical Systems, Inc. (“Ventana”), a member of the Roche Group, to develop a companion diagnostic for the immunohistochemical determination of luteinizing hormone-releasing hormone (“LHRH”)-receptor expression, for AEZS-108.

•

We reported updated results for the Phase 1 portion of our ongoing Phase 2 study in castration- and taxane-resistant prostate cancer (“CRPC”) with AEZS-108. Data, presented during a poster session at the American Society of Clinical Oncology Genitourinary Cancers Symposium (“ASCO GCS”) in San Francisco, showed that AEZS-108 was well tolerated and demonstrated early evidence of antitumor activity in men with CRPC.

AEZS-130

•	We announced that the Michael E. DeBakey of Veterans Affairs Medical Center, in Houston, Texas, had initiated a Phase 2A trial with AEZS-130 in patients with cancer cachexia.

Perifosine

•

We announced that our Japanese partner for perifosine, Yakult Honsha Co. Ltd. (Tokyo: 2267) (“Yakult”) had initiated a Phase 1/2 trial in Japan to assess the safety and efficacy of perifosine, in combination with a chemotherapeutic agent, capecitabine, in patients with refractory advanced colorectal cancer (“CRC”).

•	Subsequent to quarter-end:

•

We announced top line Phase 3 results for perifosine in CRC. The Phase 3 “X-PECT” (Xeloda® + Perifosine Evaluation in Colorectal Cancer Treatment) clinical trial evaluating perifosine + capecitabine (Xeloda®) in patients with refractory advanced CRC did not meet the primary endpoint of improving overall survival versus capecitabine + placebo. The trial involving 468 patients in 65 sites in the U.S was conducted by the Company’s North American licensee partner, Keryx Biopharmaceuticals, Inc. (“Keryx”).

•

We announced that we had agreed with Keryx to terminate our license agreement with respect to perifosine, as a result of which Aeterna Zentaris regained in full the North American rights to perifosine, in all indications. We also announced that we will continue the ongoing Phase 3 trial in multiple myeloma with this compound. Termination of the agreement was effective as of May 4, 2012. Under the terms of the agreement to terminate, all intellectual property and development data, including orphan drug designations and Investigational New Drug (“INDs”) applications on perifosine generated by Keryx, have been transferred to Aeterna Zentaris. In return, we agreed to pay low single-digit royalties to Keryx on future net sales of perifosine in North America (U.S., Canada and Mexico).

First Quarter MD&A – 2012

Corporate developments

At-The-Market Issuance Program

•

On January 23, 2012, pursuant to our existing At-The-Market (“ATM”) sales agreement dated June 29, 2011, with MLV, we initiated an ATM issuance program (“January 2012 ATM Program”) under which we may, at our discretion, from time to time during the term of the sales agreement, sell up to a maximum of 10.4 million of our common shares through ATM issuances on the NASDAQ Global Market (the “NASDAQ”).

•	Between January 23, 2012 and March 15, 2012, we issued a total of 3.6 million common shares under the January 2012 ATM Program for aggregate gross proceeds of $6.4 million.

•	Subsequent to quarter-end, between April 2, 2012 and May 8, 2012, we issued a total of 2.5 million common shares under the January 2012 ATM Program for aggregate gross proceeds of $1.8 million.

Introduction

This Management’s Discussion and Analysis (“MD&A”) provides a review of the results of operations, financial condition and cash flows of Aeterna Zentaris Inc. for the three-month period ended March 31, 2012. In this MD&A, “Aeterna Zentaris”, the “Company”, “we”, “us”, “our” and the “Group” mean Aeterna Zentaris Inc. and its subsidiaries. This discussion should be read in conjunction with the information contained in the Company’s interim consolidated financial statements as at March 31, 2012 and for the three-month periods ended March 31, 2012 and 2011.

All amounts in this MD&A are presented in US dollars, except for share, option and warrant data, per share and per warrant data and as otherwise noted.

About Forward-Looking Statements

This document contains forward-looking statements, which reflect our current expectations regarding future events. Forward-looking statements may include words such as “anticipate”, “assuming”, “believe”, “could”, “expect”, “foresee”, “goal”, “guidance”, “intend”, “may”, “objective”, “outlook”, “plan”, “seek”, “should”, “strive”, “target” and “will”.

Forward-looking statements involve risks and uncertainties, many of which are discussed in this MD&A. Results or performance may differ significantly from expectations. For example, the results of current clinical trials cannot be foreseen, nor can changes in policy or actions taken by regulatory authorities such as the United States Food and Drug Administration (“FDA”), the European Medicines Agency (“EMA”), the Therapeutic Products Directorate of Health Canada or any other organization responsible for enforcing regulations in the pharmaceutical industry.

Given these uncertainties and risk factors, readers are cautioned not to place undue reliance on any forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or by applicable law.

First Quarter MD&A – 2012

About Material Information

This MD&A includes information that we believe to be material to investors after considering all circumstances, including potential market sensitivity. We consider information and disclosures to be material if they result in, or reasonably would be expected to result in, a significant change in the market price or value of our securities, or where it is likely that a reasonable investor would consider the information and disclosures to be important in making an investment decision.

The Company is a reporting issuer under the securities legislation of all of the provinces of Canada, and its securities are registered with the United States Securities and Exchange Commission. The Company is therefore required to file or furnish continuous disclosure information such as interim and annual financial statements, MD&A, proxy circulars, annual reports on Form 20-F, material change reports and press releases with the appropriate securities regulatory authorities. Copies of these documents may be obtained free of charge upon request from the Company’s Investor Relations department or on the Internet at the following addresses: www.aezsinc.com, www.sedar.com and www.sec.gov.

Company Overview

Aeterna Zentaris Inc. (NASDAQ: AEZS and TSX: AEZ) is an oncology and endocrinology drug development company currently investigating treatments for various unmet medical needs. Our pipeline encompasses compounds at all stages of development, from drug discovery through to marketed products. We also benefit from strategic collaborators and licensee partners to contribute to the development of our pipeline of product candidates and to establish commercial activities in specific territories.

In oncology, we plan to initiate a pivotal program with AEZS-108, a doxorubicin LHRH targeted conjugate compound, in endometrial cancer, for which we have successfully completed a Phase 2 trial in advanced endometrial and advanced ovarian cancer. We are also advancing Phase 2 trials with AEZS-108 in castration- and taxane-resistant prostate cancer and refractory bladder cancer, as well as initiating a Phase 2 trial in triple-negative breast cancer. Furthermore, perifosine, our oral Akt/PI3K inhibitor, is currently in a Phase 3 trial in multiple myeloma and in Phase 2 in other cancer indications.

Our oncology pipeline also encompasses other earlier-stage programs. Among them, AEZS-112, an oral anticancer agent which involves three mechanisms of action (tubulin, topoisomerase II and angiogenesis inhibition), has completed a Phase 1 trial in advanced solid tumors and lymphoma. Additionally, several novel targeted anticancer candidates such as AEZS-120, a live recombinant oral tumor vaccine candidate, as well as our PI3K/Erk inhibitors, including AEZS-136, are currently in preclinical development.

In endocrinology, we are planning to file a New Drug Application (“NDA”) in the United States for the registration of AEZS-130, an oral ghrelin agonist, as a diagnostic test for adult growth hormone deficiency (“AGHD”). A Phase 3 trial under an FDA Special Protocol Assessment (“SPA”) has been completed in this indication. Furthermore, AEZS-130 is in a Phase 2A trial for the treatment of cancer cachexia.

First Quarter MD&A – 2012

Key Developments for the Three Months Ended March 31, 2012

Drug Development

Status of our drug pipeline as at May 8, 2012
Discovery	Preclinical	Phase 1	Phase 2	Phase 3	Commercial
~120,000 compound library	AEZS-120 Prostate cancer immunotherapy (vaccine) PI3K/Erk inhibitors (oncology) AEZS-137 (Disorazol Z) (oncology) AEZS-125 (LHRH- Disorazol Z) (oncology)	AEZS-112 (oncology)

AEZS-108

•      Endometrial cancer

•      Ovarian cancer

•      Castration- and taxane-resistant prostate cancer

•      Refractory bladder cancer

•      Triple-negative breast cancer

Ozarelix

•      Prostate cancer

AEZS-130

•      Therapeutic in cancer cachexia

Perifosine

•      Multiple cancers

				Perifosine • Multiple myeloma AEZS-130 • Diagnostic in adult growth hormone deficiency (endocrinology)	Cetrotide® (in vitro fertilization)

Partners			Perifosine:	Perifosine:

Handok

Korea

Yakult

Japan

Hikma

Middle East/North Africa

Ozarelix:

Spectrum

World (ex-Japan for oncology indications, ex-Korea and ex-other Asian countries for BPH indication)

Handok

Korea and other Asian countries for BPH indication

Nippon Kayaku

Japan for oncology indications

				Handok Korea Yakult Japan Hikma Middle East/North Africa	Cetrotide®: Merck Serono (World except Japan) Nippon Kayaku / Shionogi Japan

First Quarter MD&A – 2012

AEZS-108

On January 5, 2012, we announced that we had entered into an agreement, dated December 19, 2011, with Ventana to develop a companion diagnostic for the immunohistochemical determination of LHRH-receptor expression, for AEZS-108.

On February 3, 2012, we reported updated results for the Phase 1 portion of our ongoing Phase 2 study in CRPC with AEZS-108. This is a single-arm study with a Phase 1 lead-in portion (testing 3 dose levels) to a Phase 2 clinical trial. The primary endpoint of the Phase 1 portion is safety. The primary objective of the Phase 2 portion is to evaluate the clinical benefit of AEZS-108 for these patients. Data were presented by Jacek Pinski, M.D., Ph.D., Associate Professor of Medicine at the Norris Comprehensive Cancer Center of the University of Southern California, during a poster session at the ASCO GCS in San Francisco. The trial is being supported by a three-year $1.6 million grant from the National Institutes of Health (“NIH”) to Dr. Pinski.

The results were based on 13 patients who have been previously treated with androgen-deprivation therapy (LHRH agonist) and at least one taxane-based chemotheraphy regiment, who have been treated on 3 dose levels of AEZS-108: 3 at 160 mg/m2, 3 at 210 mg/m2, and 7 at 267 mg/m2. Overall, AEZS-108 has been well tolerated among this group of heavily pre-treated older patients. There have been 2 dose-limiting toxicities, each of which having been cases of asymptomatic Grade 4 neutropenia at the 267 mg/m2 dose level and both patients fully recovered. The Grade 3 and 4 toxicities were primarily hematologic. There has been minimal non-hematologic toxicity, most frequently fatigue and alopecia.

Despite the low doses of AEZS-108 in the first cohorts, there was some evidence of antitumor activity. One patient received 8 cycles (at 210 mg/m2) due to continued benefit. Among the 5 evaluable patients with measurable disease, 4 achieved stable disease. At the time of submission of the abstract, a decrease in PSA was noted in 6 patients. Six of 13 (46%) treated patients have received at least 5 cycles of therapy with no evidence of disease progression at 12 weeks. Correlative studies on circulating tumor cells (“CTC”) have demonstrated the uptake of AEZS-108 into the targeted tumor. After completion of 3 additional patients at the 210 mg/m2 dose level, the study is expected to be extended into the Phase 2 portion.

AEZS-130

On March 8, 2012, we announced that the Michael E. DeBakey Veterans Affairs Medical Center, in Houston, Texas, initiated a Phase 2A trial assessing the safety and efficacy of repeated doses of AEZS-130 in patients with cancer cachexia. The study is conducted under a Cooperative Research and Development Agreement (“CRADA”) with the Michael E. DeBakey Veterans Affairs Medical Center, which is funding the study. This is a double-blind, randomized, placebo-controlled Phase 2A trial to test the effects of different doses of AEZS-130 in 18 to 26 patients with cancer cachexia. AEZS-130 will be provided by us. The study will involve 3 sequential groups receiving differing doses of AEZS-130. Each dose group will have 6 patients who will receive AEZS-130 and 2-4 patients who will receive a placebo. The primary objective of the study is to evaluate the safety and efficacy of repeated oral administration of AEZS-130 at different doses daily for 1 week in view of developing a treatment for cachexia.

First Quarter MD&A – 2012

Perifosine

On January 3, 2012, we announced that our Japanese partner, Yakult, had initiated a Phase 1/2 trial in Japan to assess the safety and efficacy of perifosine in combination with chemotherapeutic agent, capecitabine, in patients with refractory advanced CRC. The primary endpoint of the Phase 1 portion of the trial is the safety profile of perifosine in combination with capecitabine. The primary endpoint of the Phase 2 portion is efficacy (Disease Control Rate). This trial is sponsored by Yakult and its initiation on December 27, 2011 triggered a €2 million milestone payment which we received during the first quarter of 2012.

On March 26, 2012, we announced the presentation of a poster entitled, “Perifosine alone and in combination with anti-metabolites interferes with NF-kB pathway activation in colon cancer cell lines”, which was held at the AACR meeting at the McCormick Place in Chicago.

Corporate Developments

January 2012 ATM Program

On January 23, 2012, pursuant to our existing ATM sales agreement dated June 29, 2011, with MLV, we initiated our January 2012 ATM Program under which we may, at our discretion, from time to time during the term of the sales agreement, sell up to a maximum of 10.4 million of our common shares through ATM issuances on NASDAQ up to an aggregate amount of $16.0 million.

Between January 23, 2012 and March 15, 2012, we issued a total of 3.6 million common shares under the January 2012 ATM Program for aggregate gross proceeds of $6.4 million, less cash transaction costs of $0.2 million and previously deferred transaction costs of $56,000.

Subsequent to quarter-end

Perifosine

On April 2, 2012, we announced top line Phase 3 results for perifosine in CRC. The Phase 3 “X-PECT” (Xeloda® + Perifosine Evaluation in Colorectal Cancer Treatment) clinical trial evaluating perifosine + capecitabine (Xeloda®) in patients with refractory advanced CRC did not meet the primary endpoint of improving overall survival versus capecitabine + placebo. The trial involving 468 patients in 65 sites in the U.S was conducted by the Company’s North American licensee partner, Keryx.

On May 7, 2012, we announced that we had agreed with Keryx to terminate our license agreement with respect to perifosine, as a result of which Aeterna Zentaris regained in full the North American rights to perifosine, in all indications. We also announced that we will continue the ongoing Phase 3 trial in multiple myeloma with this compound. Termination of the agreement was effective as of May 4, 2012. Under the terms of the agreement to terminate, all intellectual property and development data, including orphan drug designations and Investigational New Drug (“INDs”) applications on perifosine generated by Keryx, have been transferred to Aeterna Zentaris. In return, we agreed to pay low single-digit royalties to Keryx on future net sales of perifosine in North America (U.S., Canada and Mexico).

January 2012 ATM Program

Between April 2, 2012 and May 8, 2012, we issued a total of 2.5 million common shares under the January 2012 ATM Program for aggregate gross proceeds of $1.8 million, less cash transactions costs of $55,160 and previously deferred transaction costs of $25,300.

First Quarter MD&A – 2012

Interim Consolidated Statements of Comprehensive Loss Information

	Three months ended March 31,
(in thousands, except for share and per share data)	2012	2011
	$	$
Revenues
Sales and royalties	8,308	7,092
License fees and other	1,202	297

	9,510	7,389

Operating expenses
Cost of sales	7,513	6,023
Research and development costs, net of refundable tax credits and grants	5,572	5,498
Selling, general and administrative expenses	3,213	3,159

	16,298	14,680

Loss from operations	(6,788)	(7,291)

Finance income	77	824
Finance costs	(4,740)	(2,749)

Net finance costs	(4,663)	(1,925)

Loss before income taxes	(11,451)	(9,216)
Income tax expense	—	(841)

Net loss	(11,451)	(10,057)

Other comprehensive loss
Foreign currency translation adjustments	(255)	(1,339)

Comprehensive loss	(11,706)	(11,396)

Net loss per share
Basic and diluted	(0.11)	(0.12)

Weighted average number of shares outstanding
Basic and diluted	106,016,843	83,842,054

First Quarter MD&A – 2012

Revenues

Revenues are derived primarily from sales and royalties as well as from license fees. Sales are derived from Cetrotide® (cetrorelix acetate solution for injection), marketed for reproductive health assistance for in vitro fertilization, as well as from active pharmaceutical ingredients. Royalties are derived indirectly from ARES Trading S.A.’s (“Merck Serono”) net sales of Cetrotide® and represent the periodic amortization, under the units-of-revenue method, of the proceeds received in connection with the 2008 sale to Cowen of the underlying future royalty stream.

License fees include periodic milestone payments, research and development (“R&D”) contract fees and the amortization of upfront payments received from our licensing partners.

Sales and royalties were $8.3 million for the three-month period ended March 31, 2012, compared to $7.1 million for the same period in 2011. This increase is largely attributable to comparative higher deliveries of Cetrotide® to certain customers, which in turn is partly offset by the relative weakening of the euro against the US dollar.

Sales and royalties in the second quarter of 2012 are expected to decrease slightly as compared to the first quarter of 2012, based on recent Cetrotide® orders from our customers.

License fees and other revenues increased to $1.2 million for the three-month period ended March 31, 2012, as compared to $0.3 million for the same period in 2011. This increase is primarily due to higher research and development services provided.

License fees and other revenues are expected to decrease in subsequent quarters of 2012, as compared to the first quarter of 2012, as a result of lower expected R&D services to be provided to our licensee partners.

Operating Expenses

Cost of sales increased to $7.5 million for the three-month period ended March 31, 2012, as compared to $6.0 million for the same period in 2011. This increase is largely attributable to the increase in sales of Cetrotide®, as discussed above. Additionally, cost of sales as a percentage of sales and royalties increased to approximately 90%, as compared to 85% in the first quarter of 2011, due to a comparative increase of lot sizes delivered that have a higher production cost by unit.

R&D costs, net of refundable tax credits and grants, were $5.6 million for the three-month period ended March 31, 2012, compared to $5.5 million for the same period in 2011.

The following table summarizes our net R&D costs by nature of expense:

(in thousands)	Three months ended March 31, 2012
$
Employee compensation and fringe benefits	2,300
Third-party costs	2,229
Facilities rent and maintenance	418
Other costs*	625

5,572

*	Includes depreciation and amortization charges.

First Quarter MD&A – 2012

The following table summarizes primary third-party R&D costs, by product candidate, incurred by the Company during the three-month period ended March 31, 2012.

(in thousands, except percentages)
Product	Status	Indication	Three months ended March 31, 2012
			$	%
AEZS-108	Phase 2	Oncology	884	39.7
Perifosine	Phases 2 and 3	Oncology	696	31.2
PI3K/Erk inhibitors	Preclinical	Oncology	377	16.9
Other		Oncology and endocrinology	272	12.2

			2,229	100.0

Excluding the impact of foreign exchange rate fluctuations, we expect net R&D costs to increase in the second quarter of 2012, compared to the first quarter of 2012, due to the advancement of our lead projects listed above. Overall, excluding the impact of unforeseen foreign exchange rate fluctuations, we now expect that we will incur net R&D costs of between $25 million and $26 million for the full year 2012, particularly given our primary focus on developing perifosine, AEZS-108, AEZS-130 and selected earlier stage products.

Selling, general and administrative (“SG&A”) expenses were $3.2 million for the three-month period ended March 31, 2012; which was unchanged from the same period in 2011.

We expect that SG&A expenses will remain relatively stable in the second quarter of 2012, as compared to the first quarter of 2012.

First Quarter MD&A – 2012

Net finance costs are comprised predominantly of the change in fair value of warrant liability, net losses due to foreign currency exchange rates and the unrealized gain on our short-term investment (2011 only). For the three-month period ended March 31, 2012, net finance costs totalled $4.7 million, as compared to $1.9 million for the same period in 2011, as presented below.

	Three months ended March 31,
(in thousands)	2012	2011
	$	$

Finance income
Interest income	77	30
Gain on held-for-trading financial instrument	—	794

	77	824

Finance costs
Net change in fair value of warrant liability	(4,037)	(1,647)
Net losses due to changes in foreign currency exchange rates	(702)	(1,100)
Unwinding of discount	(1)	(2)

	(4,740)	(2,749)

	(4,663)	(1,925)

The significant increase in net finance cost, as compared to the same period in 2011, is mainly due to the change in fair value of our warrant liability. That change results from the periodic “mark-to-market” revaluation, via the application of the Black-Scholes option pricing model, of currently outstanding share purchase warrants. The Black-Scholes “mark-to-market” warrant valuation most notably has been impacted by the market price of our common shares, which, on NASDAQ, has fluctuated from $1.72 as at January 3, 2011 to $1.94 as at March 31, 2011, and from $1.54 as at January 3, 2012 to $2.14 as at March 31, 2012. We expect our first quarter 2012 finance costs to be reversed and become a finance income during the second quarter of 2012, based on a fluctuation of the market price of our common shares on NASDAQ from $2.14 as at March 31, 2012 to $0.59 as at May 4, 2012, which represents a 72% decline. During the second quarter of 2012, assuming that the market price for our common shares remains at this level, we would need to record a finance income due to change in fair value of our warrant liability for an amount of approximately $10 million and a reduction in warrant liability for the same amount.

Net loss for the three-month period ended March 31, 2012 was $11.5 million, or $0.11 per basic and diluted share, compared to $10.1 million, or $0.12 per basic and diluted share, for the same period in 2011. This increase is mainly due to higher net finance costs, as discussed above, partly offset by lower income tax expense.

First Quarter MD&A – 2012

Quarterly Consolidated Results of Operations Information

(in thousands, except for per share data)
	Quarters ended
	March 31, 2012	December 31, 2011	September 30, 2011	June 30, 2011
	$	$	$	$
Revenues	9,510	12,627	9,514	6,523
Loss from operations	(6,788)	(8,688)	(8,244)	(7,971)
Net (loss) income	(11,451)	(7,519)	1,078	(10,569)
Net (loss) income per share
Basic and diluted	(0.11)	(0.07)	0.01	(0.12)

	Quarters ended
	March 31, 2011	December 31, 2010	September 30, 2010	June 30, 2010
		$	$	$
Revenues	7,389	9,971	5,726	5,584
Loss from operations	(7,291)	(4,003)	(5,456)	(7,950)
Net loss	(10,057)	(6,610)	(9,920)	(6,176)
Net loss per share*
Basic and diluted	(0.12)	(0.08)	(0.12)	(0.08)

*	Net income (loss) per share is based on each reporting period’s weighted average number of shares outstanding, which may differ on a quarter-to-quarter basis. As such, the sum of the quarterly net income (loss) per share amounts may not equal year-to-date net loss per share.

In the last eight quarters, revenues have increased, when compared quarter over quarter for each of the corresponding periods in 2012-2011 vs. 2011-2010, mainly due to higher deliveries of Cetrotide® to Merck Serono, which increases have started in the fourth quarter of 2010, the recording of a contingent payment received from Cowen in the fourth quarter of 2010 as well as the recording of a milestone payment from Yakult in the fourth quarter of 2011.

In the last eight quarters, net (loss) income have been impacted by revenues, as mentioned above, by the increased level of net R&D costs in connection with the advancement of perifosine, AEZS-130 and PI3K/Erk compounds, by the recognition of impairment losses in the third and fourth quarters of 2011, by the initiation of pre-launch and marketing efforts related to the potential commercialization of perifosine in Europe in the third and fourth quarters of 2011, as well as by the foreign exchange gain or loss, the change in fair value of our warrant liability and the gain on our short-term investment.

First Quarter MD&A – 2012

Interim Consolidated Statement of Financial Position Information

(in thousands)	As at March 31, 2012	As at December 31, 2011
	$	$
Cash and cash equivalents	45,583	46,881
Trade and other receivables and other current assets	12,995	13,258
Restricted cash	834	806
Property, plant and equipment, net	2,452	2,512
Other non-current assets	12,189	11,912

Total assets	74,053	75,369

Payables and other current liabilities	16,684	17,784

Long-term payable (current and non-current portions)	60	88
Warrant liability (current and non-current portions)	12,860	9,204
Non-financial non-current liabilities*	53,126	52,839

Total liabilities	82,730	79,915
Shareholders’ deficiency	(8,677)	(4,546)

Total liabilities and shareholders’ deficiency	74,053	75,369

*	Comprised mainly of non-current portion of deferred revenues, employee future benefits and provision.

The decrease in cash and cash equivalents as at March 31, 2012, as compared to December 31, 2011, is due to the recurring disbursements and other variations in components of our working capital, partially offset by: the receipt of a milestone payment in connection with our development, commercialization and licensing agreement entered into with Yakult, as discussed above, the receipt of net proceeds pursuant to drawdowns made in connection with our January 2012 ATM Program, as discussed above, and the relative strengthening, in the first quarter of 2012, of the euro against the US dollar, as compared to December 31, 2011.

Our warrant liability increased from December 31, 2011 to March 31, 2012 predominantly due to the change in fair value pursuant to the periodic “mark-to-market” revaluation of the underlying outstanding share purchase warrants, as discussed above.

The increase in shareholders’ deficiency from December 31, 2011 to March 31, 2012 is attributable to the increase in our deficit due to the net loss for the three months ended March 31, 2012 and to the increase in accumulated other comprehensive loss, which in turn is comprised of cumulative translation adjustments, partially offset by an increase in share capital following the issuance of common shares pursuant to the aforementioned drawdowns made in connection with our January 2012 ATM Program and to the exercise of warrants and stock options.

First Quarter MD&A – 2012

Financial Liabilities, Obligations and Commitments

We have certain contractual leasing obligations and purchase obligation commitments. Purchase obligation commitments mainly include R&D services and manufacturing agreements related to the production of Cetrotide® and to other R&D programs. The following tables summarize future cash requirements with respect to these obligations.

Future minimum lease payments and future minimum sublease payments expected to be received under non-cancellable operating leases (subleases), as well as future payments in connection with utility service agreements, as at March 31, 2012 are as follows:

(in thousands)	Minimum lease payments	Minimum sub-lease payments	Utilities
	$	$	$
Less than 1 year	1,725	(226)	572
1 – 3 years	3,164	(451)	817
4 – 5 years	1,910	(451)	408
More than 5 years	287	(188)	—

Total	7,086	(1,316)	1,797

Service and manufacturing commitments given, which consist of R&D service agreements and manufacturing agreements for Cetrotide®, are as follows:

(in thousands)	As at March 31, 2012
$
Less than 1 year	7,215
1 – 3 years	3,173
4 – 5 years	—
More than 5 years	—

Total	10,388

Outstanding Share Data

As at May 8, 2012, there were 111,278,154 common shares issued and outstanding, as well as 7,457,634 stock options outstanding. Warrants outstanding as at May 8, 2012 represented a total of 8,752,868 equivalent common shares.

Capital disclosures

Our objective in managing capital, primarily composed of shareholders’ deficiency and cash and cash equivalents, is to ensure sufficient liquidity to fund our R&D activities, SG&A expenses, working capital and capital expenditures.

Historically, our priority has been to optimize our liquidity by non-dilutive sources, including the sale of non-core assets, investment tax credits and grants, interest income, licensing and related services and royalties. More recently, however, we have raised additional capital via registered direct offerings and under various ATM programs.

First Quarter MD&A – 2012

At March 31, 2012, cash and cash equivalents amounted to $45.6 million. We believe that our cash position will be sufficient to finance our operations and capital needs for at least the next twelve months.

Our capital management objective remains the same as that in previous periods. The policy on dividends is to retain cash to keep funds available to finance the activities required to advance our product development pipeline.

We are not subject to any capital requirements imposed by any regulators or any other external source.

It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures. The amount and timing of expenditures and availability of capital resources vary substantially from period to period, depending on the level of research and development activity being undertaken at any given time and on the availability of funding from investors and prospective commercial partners.

Liquidity, Cash Flows and Capital Resources

Our operations and capital expenditures have been financed mainly through cash flows from operating activities and other non-dilutive activities, except for the registered direct offerings completed during the years ended December 31, 2010 and 2011 and, more recently, the drawdowns under various ATM programs, as discussed above.

Our cash and cash equivalents amounted to $45.6 million as at March 31, 2012, compared to $46.9 million as at December 31, 2011. As at March 31, 2012, cash and cash equivalents included €5.7 million, denominated in euro.

Based on our assessment, which took into account current cash levels, as well as our strategic plan and corresponding budgets and forecasts, we believe that we have sufficient liquidity and financial resources to fund planned expenditures and other working capital needs for at least, but not limited to, the 12-month period following the balance sheet date of March 31, 2012.

We may endeavour to secure additional financing, as required, through strategic alliance arrangements or through other non-dilutive activities, as well as via the issuance of new share capital.

The variations in our liquidity by activity are explained below.

Operating Activities

Cash flows used in operating activities were $8.4 million for the three-month period ended March 31, 2012, compared to $0.8 million of cash flows provided during the same period in 2011. The significant increase in cash used in operating activities is predominantly related to the receipt, during the first quarter ended March 31, 2011, of $8.4 million as up-front payment in connection with our development, commercialization and licensing agreement entered into with Yakult related to perifosine Japanese rights.

We expect net cash used in operating activities to remain similar in the second quarter of 2012, as compared to the first quarter of 2012, as we return to an operating cash burn reflective of recurring activities.

Financing Activities

Cash flows provided by financing activities increased to $6.8 million during the first quarter of 2012, as compared to $5.1 million for the same period in 2011. The increase is primarily due to the drawdowns under our various ATM programs, discussed above, which resulted in the receipt of net cash proceeds of $6.2 million during the quarter ended March 31, 2012, as compared to $4.9 million for the same period in 2011.

First Quarter MD&A – 2012

As noted above, subsequent to quarter-end, we raised an additional $1.8 million in net proceeds in connection with the drawdowns under our January 2012 ATM Program.

Critical Accounting Policies, estimates and judgments

The policies applied in our unaudited interim condensed consolidated financial statements as at March 31, 2012 and for the three-month periods ended March 31, 2012 and 2011 (the “interim consolidated financial statements”) are based on IFRS issued and outstanding as of May 8, 2012, which is the date at which the Company’s Board of Directors approved those unaudited interim consolidated financial statements. Any subsequent changes to IFRS that will be applied in our annual consolidated financial statements as at and for the year ended December 31, 2012 could result in the restatement of those interim unaudited consolidated financial statements.

Additionally, the preparation of consolidated financial statements in accordance with IFRS often requires management to make estimates about and apply assumptions or subjective judgment to future events and other matters that affect the reported amounts of our assets, liabilities, revenues, expenses and related disclosures. Assumptions, estimates and judgments are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time at which our consolidated financial statements are prepared. Management reviews, on a regular basis, the Company’s accounting policies, assumptions, estimates and judgments in order to ensure that the consolidated financial statements are presented fairly and in accordance with IFRS.

Critical accounting estimates and judgments are those that have a significant risk of causing material adjustment and are often applied to matters or outcomes that are inherently uncertain and subject to change. As such, management cautions that future events often vary from forecasts and expectations and that estimates routinely require adjustment.

In preparing our Interim Consolidated Financial Statements, the significant judgments we made in applying the group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the Company’s annual consolidated financial statements as at December 31, 2011 and December 31, 2010 and for the years ended December 31, 2011 and 2010.

Outlook for 2012

Perifosine

We will continue the Phase 3 trial in multiple myeloma at least until the predefined interim analysis.

AEZS-108

We expect to refine our regulatory strategy for endometrial cancer and initiate a Phase 3 pivotal program in endometrial cancer.

We expect to initiate a triple-negative breast cancer Phase 2 study.

We will continue to update on our Phase 2 studies in castration- and taxane-resistant prostate cancer and refractory bladder cancer, as well as on our companion diagnostic program, in collaboration with Ventana.

AEZS-130

We expect, subject to a successful pre-NDA meeting, to file an NDA as a diagnostic test for AGHD in the U.S. and update on our Phase 2 study in cancer-induced cachexia.

First Quarter MD&A – 2012

AEZS-120

We expect to initiate a CTA and an IND, as well as a Phase 1 study in prostate cancer.

PI3K/Erk inhibitors

We expect to pursue the preparation of an IND package for AEZS-136, our dual inhibitor of PI3K and Erk, with the goal to initiate a clinical trial in 2013.

Revenue expectations

Revenues are expected to decrease in 2012, as compared to 2011, based on comparable lower R&D services expected to be rendered to our licensee partners, $2.6 million milestone payment in connection with our licensing agreement entered into with Yakult recorded in the last quarter of 2011 and the expected slight decrease in Cetrotide® sales.

R&D expenses

During the remainder of 2012, we expect to continue to focus our R&D efforts on our later-stage compounds, including perifosine, AEZS-108 and AEZS-130. Earlier-stage projects will be associated with grants, R&D credits or collaboration agreements. With our focused strategy, we can expect our R&D expenses to total between $25 million and $26 million for the whole of 2012, as compared to $24.5 million in 2011.

We expect that our overall operating burn in 2012 will increase, as compared to 2011, primarily due to the receipt in the first quarter of 2011 of $8.4 million of upfront payment in connection with our licensing agreement entered into with Yakult, as discussed above.

Financial Risk Factors and Other Instruments

Fair value risk

The change in fair value of our warrant liability, which is measured at FVTPL, results from the periodic “mark-to-market” revaluation, via the application of the Black-Scholes option pricing model, of currently outstanding share purchase warrants. The Black-Scholes valuation is impacted, among other inputs, by the market price of our common shares. As a result, the change in fair value of the warrant liability, which is reported as finance costs in the accompanying interim consolidated statements of comprehensive loss, has been and may continue in future periods to be materially affected most notably by changes in our common share price, which on the NASDAQ, has ranged from $1.56 to $2.15 during the three-month period ended March 31, 2012. Assuming the following variations of the market price of our common shares over a three -month period:

•	Market price variations of -10% and +10%

First Quarter MD&A – 2012

If these variations were to occur, the impact on our net loss for warrant liability held at March 31, 2012 would be as follows:

	Carrying amount	-10%	+10%
	$	$	$
Warranty liability*	12,860	1,612	(1,637)

Total impact on net loss – decrease/(increase)		1,612	(1,637)

*	Includes current and non-current portions.

Foreign currency risk

Since we operate internationally, we are exposed to currency risks as a result of potential exchange rate fluctuations related to non-intragroup transactions. In particular, fluctuations in the US dollar exchange rates against the EUR could have a potentially significant impact on our results of operations. The following variations are reasonably possible over a three-month period:

•	Foreign exchange rate variations of -5% (depreciation of the EUR) and +5% (appreciation of the EUR) against the US$, from a period-end rate of EUR1 = US$1.3355.

If these variations were to occur, the impact on our net loss for each category of financial instruments held at March 31, 2012 would be as follows:

	Carrying amount	Balances denominated in US$
		-5%	+5%
	$	$	$
Cash and cash equivalents	37,564	1,878	(1,878)
Warrant liability*	12,860	(643)	643

Total impact on net loss – decrease/(increase)		1,235	(1,235)

*	Includes current and non-current portions.

Liquidity risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they become due. As indicated in the capital disclosures section, we manage this risk through the management of our capital structure. We also manage liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors reviews and approves our operating and capital budgets, as well as any material transactions out of the ordinary course of business.

First Quarter MD&A – 2012

We have adopted an investment policy in respect of the safety and preservation of our capital to ensure our liquidity needs are met. The instruments are selected with regard to the expected timing of expenditures and prevailing interest rates.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. We regularly monitor credit risk exposure and take steps to mitigate the likelihood of this exposure resulting in losses. Our exposure to credit risk currently relates to cash and cash equivalents, to trade and other receivables and to restricted cash. We invest our available cash in amounts that are readily convertible to known amounts of cash and deposit our cash balances with financial institutions that have a minimum rating of “A3”.

As at March 31, 2012, trade accounts receivable for an amount of approximately $5,840,000 were with one customer.

As at March 31, 2012, no trade accounts receivable were past due or impaired.

Generally, we do not require collateral or other security from customers for trade accounts receivable; however, credit is extended following an evaluation of creditworthiness. In addition, we perform ongoing credit reviews of all our customers and establish an allowance for doubtful accounts when accounts are determined to be uncollectible.

The maximum exposure to credit risk approximates the amount recognized on the statement of financial position.

Related Party Transactions and Off-Balance Sheet Arrangements

We did not enter into transactions with any related parties during the three-month period ended March 31, 2012.

As at March 31, 2012, we did not have any interests in special purpose entities or any other off-balance sheet arrangements.

Risk Factors and Uncertainties

Risks Associated with Operations

•	Many of our products are currently at an early development stage. It is impossible to ensure that the R&D activities related to these products will result in the creation of profitable operations.

•

We are currently developing our products based on R&D activities conducted to date, and we may not be successful in developing or introducing to the market these or any other new products or technology. If we fail to develop and deploy new products on a successful and timely basis, we may become non-competitive and unable to recover the R&D or other expenses we incur to develop and test new products.

•

Even if successfully developed, our products may not gain market acceptance among physicians, patients, healthcare payers and the medical community, which may not accept or utilize our products. If our products do not achieve significant market acceptance, our business and financial condition will be materially adversely affected. In addition, we may fail to further penetrate our core markets and existing geographic markets or successfully expand our business into new markets; the growth in sales of our products, along with our operating results, could be negatively impacted. Our ability to further penetrate our core markets and existing geographic markets in which we compete or to successfully expand our business into additional countries in Europe, Asia or elsewhere, to the extent we believe that we have identified attractive geographic expansion opportunities in the future, is subject to numerous factors, many of which are beyond our control. We cannot assure that our efforts to increase market penetration in our core markets and existing geographic markets will be successful. Our failure to do so could have an adverse effect on our operating results.

First Quarter MD&A – 2012

•

We rely heavily on our proprietary information in developing and manufacturing our products and product candidates. Despite efforts to protect our proprietary rights from unauthorized use or disclosure, third parties may attempt to disclose, obtain or use our proprietary information or technologies.

•

We have to establish and maintain strategic alliances to develop and market products in our current pipeline. If we are unable to reach agreements with such collaborative partners, or if any such agreements are terminated or substantially modified, we may be unable to obtain sufficient licensing revenue for our products, which might have a material adverse effect on their development and on us.

•

There can be no assurance that we, our contract manufacturers or our partners, will be able, in the future, to continue to purchase products from our current suppliers or any other supplier on terms similar to current terms or at all. An interruption in the availability of certain raw materials or ingredients, or significant increases in the prices paid by us for them, could have a material adverse effect on our business, financial condition, liquidity and operating results. Also, we rely on third parties to manufacture and supply marketed products. At the same time, we have certain supply obligations vis-à-vis our licensing partners who are responsible for the marketing of the products. To be successful, our products have to be manufactured in commercial quantities in compliance with quality controls and regulatory requirements. Even though it is our objective to minimize such risk by introducing alternative suppliers to ensure a constant supply at all times, we cannot guarantee that we will not experience supply shortfalls and, in such event, we may not be able to perform our obligations under contracts with our partners.

Risks Associated with Cash Flows and Financial Resources

Based on our current plans, we will need to raise additional funds for future operating costs, research and development activities, preclinical studies, and clinical trials necessary to bring our potential products to market. We may endeavour to secure additional financing, as required, through strategic alliance arrangements, the issuance of new share capital or other securities, as well as through other financing opportunities. We believe that we would be able to obtain long-term capital, if necessary, to support our corporate objectives, including the clinical development program of our products.

However, there can be no assurance that these financing efforts will be successful or that we will continue to be able to meet our future cash requirements. It is possible that financing may not be available or, if available, will not be on acceptable terms. The availability of financing will be affected by the results of our preclinical and clinical development, the perifosine studies, the AEZS-108 studies and the AEZS-130 studies, as well as other ongoing studies from our pipeline. It can also be affected by our ability to obtain regulatory approvals, the market acceptance of our products, the state of the capital markets generally, the status of our listing on the NASDAQ and TSX stock markets, strategic alliance agreements, and other relevant commercial considerations.

Our planned cash requirements may vary materially in response to a number of factors, including: R&D on our products; clinical trial results; increases in our manufacturing capabilities; changes in any aspect of the regulatory process; and delays in obtaining regulatory approvals. Depending on the overall structure of current and future strategic alliances, we may have additional capital requirements related to the further development of existing or future products.

We have not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk and, therefore, we are subject to foreign currency transaction and translation gains and losses. Foreign exchange risk is managed primarily by satisfying foreign denominated expenditures with cash flows or assets denominated in the

First Quarter MD&A – 2012

same currency. However, with companies operating in foreign, non-euro zone countries, we are more exposed to foreign currency risk. Additionally, given that we have significant balances held in US dollars, fluctuations in the US dollar exchange rate against the euro could have a potentially significant impact on our results of operations and on our available liquidity.

Risks Associated with Impairment of Intangible Assets

We evaluate goodwill for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. Intangible assets with finite lives are reviewed for impairment when events or circumstances indicate that carrying values may not be recoverable. Intangible assets are impaired and goodwill impairment is indicated where the assets’ book values exceed their fair values. We have recorded impairment charges in recent years related to certain intangible assets with finite lives. Additionally, while no goodwill impairment charges have been recorded in recent years, a significant decline in the Company’s fair value could result in an impairment of goodwill.

Risks Associated with Key Personnel

Our success is also dependent upon our ability to attract and retain a highly qualified work force, and to establish and maintain close relations with research centers. The competition in that regard is quite significant. Our success is dependent to a great degree on our senior officers, scientific personnel and consultants. The failure to recruit qualified staff and the loss of key employees could compromise the pace and success of product development.

Volatility of Share Prices

Market prices of our common shares are subject to potentially significant fluctuations due to numerous developments directly affecting our business and by developments out of our control or unrelated to us. The stock market generally, and the biopharmaceutical sector in particular, are vulnerable to abrupt changes in investor sentiment. Prices of shares and trading volume of companies in the biopharmaceutical industry can fluctuate dramatically in ways unrelated to, or in ways that bear a disproportionate relationship to, operating performance. Our share price and trading volume may fluctuate based on a number of factors including, but not limited to: clinical and regulatory developments regarding our product candidates; delays in our anticipated development or commercialization timelines; developments regarding current or future third-party collaborators; other announcements by us regarding technological, product development or other matters; arrivals or departures of key personnel; governmental or regulatory action affecting our product candidates and our competitors’ products in the United States, Canada and other countries; developments or disputes concerning patent or proprietary rights; actual or anticipated fluctuations in our revenues or expenses; general market conditions and fluctuations for the emerging growth and biopharmaceutical market sectors; and economic conditions in the United States, Canada or abroad. There is no guarantee that the market price of our common shares will be protected from any such fluctuations in the future.

Our listing on both the NASDAQ and the TSX may increase price volatility due to various factors, including different ability to buy or sell our common shares, different market conditions in different capital markets and different trading volumes. In addition, low trading volume may increase the price volatility of our common shares. A thin trading market could cause the price of our common shares to fluctuate significantly more than the stock market as a whole.

Delisting Risk

There can be no assurance that our common shares will remain listed on the NASDAQ. If we fail to meet any of the NASDAQ’s continued listing requirements, our common shares may be delisted. Any delisting of our common shares may adversely affect a shareholder’s ability to dispose, or obtain quotations as to the market value, of such shares.

First Quarter MD&A – 2012

A more comprehensive list of the risks and uncertainties affecting us can be found in our most recent Annual Report on Form 20-F filed with the Canadian Securities Regulatory Authorities in lieu of an annual information form at www.sedar.com and with the United States Securities and Exchange Commission at www.sec.gov, and investors are urged to consult such risk factors.

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures as at March 31, 2012. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures were effective as at March 31, 2012.

Changes in Internal Controls over Financial Reporting

There have been no changes in our internal control over financial reporting during the three-month period ended March 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

On behalf of management,

Dennis Turpin, CA

Senior Vice President and Chief Financial Officer

May 8, 2012

Aeterna Zentaris Inc.

Interim Consolidated Financial Statements

(Unaudited)

As at March 31, 2012 and for the three-month periods ended March 31, 2012 and 2011

Interim Consolidated Statements of Financial Position	3
Interim Consolidated Statements of Changes in Shareholders’ Deficiency	4
Interim Consolidated Statements of Comprehensive Loss	5
Interim Consolidated Statements of Cash Flows	6
Notes to Interim Consolidated Financial Statements	7

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Aeterna Zentaris Inc.

Interim Consolidated Statements of Financial Position

(in thousands of US dollars)

(Unaudited)	March 31, 2012	December 31, 2011
	$	$
ASSETS
Current assets
Cash and cash equivalents (note 3)	45,583	46,881
Trade and other receivables (note 4)	7,099	8,325
Inventory (note 5)	3,715	3,456
Prepaid expenses and other current assets	2,181	1,477

	58,578	60,139
Restricted cash	834	806
Property, plant and equipment	2,452	2,512
Other non-current assets	903	830
Identifiable intangible assets	1,698	1,769
Goodwill	9,588	9,313

	74,053	75,369

LIABILITIES
Current liabilities
Payables and accrued liabilities (note 6)	11,355	12,257
Current portion of deferred revenues	5,423	5,310
Income taxes	—	259
Current portion of long-term payable	60	59

	16,838	17,885
Deferred revenues	39,075	39,242
Warrant liability (note 7)	12,766	9,162
Long-term payable	—	29
Employee future benefits	13,353	12,880
Provision and other non-current liabilities	698	717

	82,730	79,915

SHAREHOLDERS’ DEFICIENCY
Share capital (note 8)	109,287	101,884
Other capital	82,499	82,327
Deficit	(200,420)	(188,969)
Accumulated other comprehensive (loss) income	(43)	212

	(8,677)	(4,546)

	74,053	75,369

Subsequent event (note 17)

The accompanying notes are an integral part of these interim consolidated financial statements.

Approved by the Board of Directors

Juergen Ernst Director	Gérard Limoges Director

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Aeterna Zentaris Inc.

Interim Consolidated Statements of Changes in Shareholders’ Deficiency

For the three-month periods ended March 31, 2012 and 2011

(in thousands of US dollars, except share data)

(Unaudited)	Common shares (number of)*	Share capital	Other capital	Deficit	Accumulated other comprehensive income (loss)	Total
		$	$	$	$	$
Balance – January 1, 2012	104,762,096	101,884	82,327	(188,969)	212	(4,546)
Net loss	—	—	—	(11,451)	—	(11,451)
Other comprehensive income:
Foreign currency translation adjustments	—	—	—	—	(255)	(255)

Comprehensive loss	—	—	—	(11,451)	(255)	(11,706)
Share issuances in connection with “At-the-Market” drawdowns (note 8)	3,565,470	6,149	—	—	—	6,149
Share issuances pursuant to the exercise of warrants (note 7)	314,300	819	—	—	—	819
Share issuances pursuant to the exercise of stock options (note 8)	145,500	435	(230)	—	—	205
Share-based compensation costs	—	—	402	—	—	402

Balance – March 31, 2012	108,787,366	109,287	82,499	(200,420)	(43)	(8,677)

(Unaudited)	Common shares (number of)*	Share capital	Other capital	Deficit	Accumulated other comprehensive income (loss)	Total
		$	$	$	$	$
Balance – January 1, 2011	83,429,914	60,900	81,091	(160,567)	1,001	(17,575)
Net loss	—	—	—	(10,057)	—	(10,057)
Other comprehensive income:
Foreign currency translation adjustments	—	—	—	—	(1,339)	(1,339)

Comprehensive loss	—	—	—	(10,057)	(1,339)	(11,396)
Share issuances in connection with “At-the-Market” drawdowns	2,663,064	4,692	—	—	—	4,692
Share issuances pursuant to the exercise of warrants	127,505	352	—	—	—	352
Share issuances pursuant to the exercise of stock options	44,550	67	(27)	—	—	40
Share-based compensation costs	—	—	360	—	—	360

Balance – March 31, 2011	86,265,033	66,011	81,424	(170,624)	(338)	(23,527)

*	Issued and paid in full

The accompanying notes are an integral part of these interim consolidated financial statements.

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Aeterna Zentaris Inc.

Interim Consolidated Statements of Comprehensive Loss

For the three-month periods ended March 31, 2012 and 2011

(in thousands of US dollars, except share and per share data)

	Three months ended March 31,
(Unaudited)	2012	2011
	$	$
Revenues
Sales and royalties	8,308	7,092
License fees and other	1,202	297

	9,510	7,389

Operating expenses
Cost of sales	7,513	6,023
Research and development costs, net of refundable tax credits and grants	5,572	5,498
Selling, general and administrative expenses	3,213	3,159

	16,298	14,680

Loss from operations	(6,788)	(7,291)

Finance income (note 10)	77	824
Finance costs (note 10)	(4,740)	(2,749)

Net finance costs	(4,663)	(1,925)

Loss before income taxes	(11,451)	(9,216)
Income tax expense	—	(841)

Net loss	(11,451)	(10,057)

Other comprehensive loss:
Foreign currency translation adjustments	(255)	(1,339)

Comprehensive loss	(11,706)	(11,396)

Net loss per share (note 14)
Basic and diluted	(0.11)	(0.12)

Weighted average number of shares outstanding (note 14)
Basic and diluted	106,016,843	83,842,054

The accompanying notes are an integral part of these interim consolidated financial statements.

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Aeterna Zentaris Inc.

Interim Consolidated Statements of Cash Flows

For the three-month periods ended March 31, 2012 and 2011

(in thousands of US dollars)

(Unaudited)	Three months ended March 31,
	2012	2011
	$	$
Cash flows from operating activities
Net loss	(11,451)	(10,057)
Items not affecting cash and cash equivalents
Depreciation and amortization	293	369
Share-based compensation costs (note 9)	402	360
Gain on held-for-trading financial instrument	—	(794)
Change in fair value of warrant liability (note 7)	4,037	1,647
Employee future benefits	92	199
Amortization of deferred revenues	(1,344)	(1,416)
Foreign exchange loss on items denominated in foreign currencies	622	898
Amortization of prepaid and other non-cash items	1,311	487
Changes in operating assets and liabilities (note 11)	(2,354)	9,118

Net cash (used in) provided by operating activities	(8,392)	811

Cash flows from financing activities
Proceeds from issuances of common shares, net of cash transaction costs of $192 in 2012 (note 8) and $152 in 2011	6,205	4,899
Proceeds from the exercise of share purchase warrants (note 7)	437	174
Proceeds from the exercise of stock options (note 8)	205	40
Repayment of long-term payable	(28)	(31)

Net cash provided by financing activities	6,819	5,082

Cash flows from investing activities
Purchases of property, plant and equipment	(46)	(212)

Net cash used in investing activities	(46)	(212)

Effect of exchange rate changes on cash and cash equivalents	321	638

Net change in cash and cash equivalents	(1,298)	6,319

Cash and cash equivalents – Beginning of period	46,881	31,998

Cash and cash equivalents – End of period	45,583	38,317

Cash and cash equivalents components:
Cash	9,633	19,241
Cash equivalents	35,950	19,076

	45,583	38,317

The accompanying notes are an integral part of these interim consolidated financial statements.

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Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at March 31, 2012 and for the three-month periods ended March 31, 2012 and 2011

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

1	Summary of business, reporting entity and basis of preparation

Summary of business

Aeterna Zentaris Inc. (“Aeterna Zentaris” or the “Company”) is a global biopharmaceutical company specializing in oncology and endocrine therapy with expertise in drug discovery, development and commercialization. The Company’s pipeline encompasses compounds at all stages of development, from drug discovery through marketed products.

The Company benefits from strategic collaborators and licensee partners to contribute to the development of its pipeline of product candidates and to establish commercial activities in specific territories.

Reporting entity

The accompanying interim condensed consolidated financial statements as at and for the three-months ended March 31, 2012 and 2011 (the “interim consolidated financial statements”), which are unaudited, include the accounts of Aeterna Zentaris Inc., an entity incorporated under the Canada Business Corporations Act, and its wholly-owned subsidiaries (collectively referred to as the “Group”). Aeterna Zentaris Inc. is the parent company of the Group and represents the ultimate parent of the Group.

The Company currently has three wholly-owned direct and indirect subsidiaries, Aeterna Zentaris GmbH (“AEZS Germany”), based in Frankfurt, Germany, Zentaris IVF GmbH, a direct wholly-owned subsidiary of AEZS Germany based in Frankfurt, Germany, and Aeterna Zentaris, Inc., based in Basking Ridge, New Jersey in the United States.

The address of the Company is 1405, du parc-Technologique Blvd, Québec, Canada, G1P 4P5.

The Company’s common shares are listed on both the Toronto Stock Exchange and the NASDAQ Global Market (the “NASDAQ”).

Basis of preparation

These interim consolidated financial statements for the three-months ended March 31, 2012 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim financial reporting. The interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements as at December 31, 2011 and December 31, 2010 and for the years ended December 31, 2011 and 2010, which have been prepared in accordance with IFRS, as issued by the IASB.

The accounting policies adopted in these interim consolidated financial statements are consistent with those of the previous financial year.

These interim consolidated financial statements were approved by the Company’s Board of Directors for issue on May 8, 2012.

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Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at March 31, 2012 and for the three-month periods ended March 31, 2012 and 2011

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

The accompanying interim consolidated financial statements were prepared on a going concern basis, under the historical cost convention, except for the warrant liability derivative, which is measured at fair value through profit or loss (“FVTPL”).

The preparation of financial statements in accordance with IFRS requires the use of certain critical accounting estimates and the exercise of management’s judgment in applying the Company’s accounting policies. Areas involving a high degree of judgment or complexity and areas where assumptions and estimates are significant to the Company’s consolidated financial statements are discussed in note 2.

2	Critical accounting estimates and judgments

The preparation of consolidated financial statements in accordance with IFRS often requires management to make estimates about and apply assumptions or subjective judgment to future events and other matters that affect the reported amounts of the Company’s assets, liabilities, revenues, expenses and related disclosures. Assumptions, estimates and judgments are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time at which the Company’s consolidated financial statements are prepared. Management reviews, on a regular basis, the Company’s accounting policies, assumptions, estimates and judgments in order to ensure that the consolidated financial statements are presented fairly and in accordance with IFRS.

Critical accounting estimates and judgments are those that have a significant risk of causing material adjustment and are often applied to matters or outcomes that are inherently uncertain and subject to change. As such, management cautions that future events often vary from forecasts and expectations and that estimates routinely require adjustment.

In preparing these Interim Consolidated Financial Statements, the significant judgements made by management in applying the group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the Company’s annual consolidated financial statements as at December 31, 2011 and December 31, 2010 and for the years ended December 31, 2011 and 2010.

3	Cash and cash equivalents

	As at March 31, 2012	As at December 31, 2011
	$	$
Cash on hand and balances with banks	9,633	15,112
Short-term interest-bearing deposits	35,950	31,769

	45,583	46,881

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Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at March 31, 2012 and for the three-month periods ended March 31, 2012 and 2011

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

4	Trade and other receivables

	As at March 31, 2012	As at December 31, 2011
	$	$
Trade accounts receivable	6,476	7,716
Value added tax	440	439
Other	183	170

	7,099	8,325

5	Inventory

	As at March 31, 2012	As at December 31, 2011
	$	$
Raw materials	780	1,608
Work in progress	2,593	1,848
Finished goods	342	—

	3,715	3,456

6	Payables and accrued liabilities

	As at March 31, 2012	As at December 31, 2011
	$	$
Trade accounts payable	8,229	8,062
Salaries, employment taxes and benefits	581	1,958
Current portion of warrant liability	94	42
Accrued R&D costs	1,203	1,056
Accrued Cetrotide® services and deliveries	275	160
Other	973	979

	11,355	12,257

(9)

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at March 31, 2012 and for the three-month periods ended March 31, 2012 and 2011

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

7	Warrant liability

The change in the Company’s warrant liability can be summarized as follows:

Three months ended March 31, 2012
$
Balance – Beginning of period*	9,204
Share purchase warrants exercised during the period	(382)
Change in fair value of share purchase warrants	4,037
Change in value attributable to foreign exchange rate changes	1

12,860

Less: current portion	(94)

Balance – End of period	12,766

*	Includes current portion of $42 and non-current portion of $9,162.

A summary of the activity related to the Company’s share purchase warrants is provided below.

	Three months ended March 31, 2012		Year ended December 31, 2011
	Number	Weighted average exercise price (US$)	Number	Weighted average exercise price (US$)
Balance – Beginning of period	9,067,168	1.44	12,923,390	1.53
Exercised	(314,300)	1.37	(1,707,286)	1.30
Expired	—	—	(2,148,936)	2.10

Balance – End of period	8,752,868	1.44	9,067,168	1.44

(10)

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at March 31, 2012 and for the three-month periods ended March 31, 2012 and 2011

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

The table presented below shows the inputs and assumptions applied to the Black-Scholes option pricing model in order to determine the fair value of warrants outstanding as at March 31, 2012.

			October 2009 Investor Warrants	October 2009 Compensation Warrants	April 2010 Investor Warrants	June 2010 Investor Warrants	June 2010 Compensation Warrants
Number of equivalent shares			733,334	128,333	4,444,444	3,182,579	264,178
Market-value per share price			2.14	2.14	2.14	2.14	2.14
Exercise price			1.25	1.50	1.50	1.37	1.72
Risk-free annual interest rate	(a	)	0.43%	0.19%	0.66%	0.57%	0.56%
Expected volatility	(b	)	72.78%	59.04%	98.29%	95.00%	94.97%
Expected life (years)	(c	)	2.56	0.56	3.55	3.22	3.21
Expected dividend yield	(d	)	0.0%	0.0%	0.0%	0.0%	0.0%

(a)	Based on United States Treasury Government Bond interest rates with a term that is consistent with the expected life of the warrants.
(b)	Based on the historical volatility of the Company’s stock price over the most recent period consistent with the expected life of the warrants, as well as on future expectations.
(c)	Based upon time to expiry from the reporting period date.
(d)	The Company has not paid dividends nor intends to pay dividends in the foreseeable future.

The Black-Scholes valuation methodology uses “Level 2” inputs in calculating fair value, as defined in IFRS 7 and as discussed in note 13.

8	Share capital

The Company has authorized an unlimited number of common shares (being voting and participating shares) with no par value, as well as an unlimited number of preferred, first and second ranking shares, issuable in series, with rights and privileges specific to each class, with no par value.

Common shares issued in connection with “At-the-Market” (“ATM”) drawdowns

January 2012 ATM Program

On January 23, 2012, the Company entered into an ATM sales agreement (the “January 2012 ATM Program”), under which the Company was able, at its discretion and from time to time, to sell up to 10,400,000 of its common shares through ATM issuances on the NASDAQ for aggregate gross proceeds not to exceed $16,000,000. The January 2012 ATM Program provided that common shares were to be sold at market prices prevailing at the time of sale, and, as a result, prices may have varied.

Through March 31, 2012, the Company has issued a total of 3,565,470 common shares under the January 2012 ATM Program for aggregate gross proceeds of $6,397,045, less cash transaction costs of $191,911 and previously deferred transaction costs of $56,000.

(11)

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at March 31, 2012 and for the three-month periods ended March 31, 2012 and 2011

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Stock options

The following table summarizes the activity under the Company’s stock option plan.

	Three months ended March 31, 2012				Year ended December 31, 2011
	Canadian Dollar Options		US Dollar Options		Canadian Dollar Options		US Dollar Options
	Number	Weighted average exercise price (CAN$)	Number	Weighted average exercise price (US$)	Number	Weighted average exercise price (CAN$)	Number	Weighted average exercise price (US$)

Balance - Beginning of period	6,188,332	2.50	1,727,802	1.93	6,558,679	2.55	293,334	2.83
Granted	—	—	15,000	1.65	15,000	1.93	1,434,468	1.75
Exercised	(145,500)	1.47	—	—	(160,348)	0.89	—	—
Forfeited	—	—	—	—	(46,666)	1.54	—	—
Expired	(288,000)	4.31	—	—	(178,333)	6.18	—	—

Balance - End of period	5,754,832	2.43	1,742,802	1.93	6,188,332	2.50	1,727,802	1.93

9	Employee benefits expenses

The Company’s employee benefits expenses include the following:

	Three months ended March 31,
	2012	2011
	$	$
Salaries, employment taxes and short-term benefits	3,036	3,271
Post-employment benefits	217	199
Share-based compensation costs	402	360

Total employee benefits expenses	3,655	3,830

(12)

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at March 31, 2012 and for the three-month periods ended March 31, 2012 and 2011

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

10	Finance income and finance costs

Components of the Company’s finance income and finance costs can be summarized as follows:

	Three months ended March 31,
	2012	2011
	$	$
Finance income
Interest income	77	30
Gain on held-for-trading financial instrument	—	794

	77	824

Finance costs
Net change in fair value of warrant liability	(4,037)	(1,647)
Net losses due to changes in foreign currency exchange rates	(702)	(1,100)
Unwinding of discount	(1)	(2)

	(4,740)	(2,749)

	(4,663)	(1,925)

11	Supplemental disclosure of cash flow information

	Three months ended March 31,
	2012	2011
	$	$
Changes in operating assets and liabilities
Trade and other receivables	1,389	1,595
Inventory	(136)	(322)
Prepaid expenses and other current assets	(1,995)	(535)
Other non-current assets	(102)	(312)
Payables and accrued liabilities	(1,251)	304
Provision and other non-current liabilities	—	(24)
Deferred revenues	—	8,412
Income taxes	(259)	—

	(2,354)	9,118

During the three-month period ended March 31, 2011, the Company paid approximately $259,000 in income taxes in the form of foreign jurisdiction tax withholdings on payments pursuant to the licensing agreement with Yakult.

(13)

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at March 31, 2012 and for the three-month periods ended March 31, 2012 and 2011

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

12	Capital disclosures

The Company’s objective in managing capital, primarily composed of shareholders’ deficiency and cash and cash equivalents, is to ensure sufficient liquidity to fund R&D activities, general and administrative expenses, working capital and capital expenditures.

The Company’s priority is to optimize its liquidity needs by non-dilutive sources, including the sale of non-core assets, investment tax credits and grants, interest income, licensing and related services and royalties. More recently, however, the Company has raised additional capital via registered direct offerings and drawdowns related to the Company’s ATM sales agreement, as discussed in note 8.

At March 31, 2012, cash and cash equivalents amounted to US$45,583,000. The Company believes that its cash position will be sufficient to finance its operations and capital needs for at least, but not limited to the next twelve months.

The capital management objective of the Company remains the same as that of previous periods. The policy on dividends is to retain cash to keep funds available to finance the activities required to advance the Company’s product development pipeline.

The Company is not subject to any capital requirements imposed by any regulators or by any other external source.

13	Financial instruments and financial risk management

Financial assets (liabilities) as at March 31, 2012 and December 31, 2011 are presented below.

March 31, 2012	Loans and receivables	Financial liabilities at FVTPL	Other financial liabilities	Total
	$	$	$	$

Cash and cash equivalents (note 3)	45,583	—	—	45,583
Trade and other receivables (note 4)	7,099	—	—	7,099
Restricted cash	834	—	—	834
Payables and accrued liabilities (note 6)	—	—	(11,171)	(11,171)
Long-term payable*	—	—	(60)	(60)
Warrant liability (note 7)*	—	(12,860)	—	(12,860)
Other non-current liabilities	—	—	(191)	(191)

	53,516	(12,860)	(11,422)	29,234

*	Includes current and non-current portions.

(14)

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at March 31, 2012 and for the three-month periods ended March 31, 2012 and 2011

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

December 31, 2011	Loans and receivables	Financial liabilities at FVTPL	Other financial liabilities	Total
	$	$	$	$
Cash and cash equivalents (note 3)	46,881	—	—	46,881
Trade and other receivables (note 4)	8,325	—	—	8,325
Restricted cash	806	—	—	806
Payables and accrued liabilities (note 6)	—	—	(12,126)	(12,126)
Long-term payable*	—	—	(88)	(88)
Warrant liability (note 7)*	—	(9,204)	—	(9,204)
Other non-current liabilities	—	—	(187)	(187)

	56,012	(9,204)	(12,401)	34,407

*	Includes current and non-current portions.

Fair value

The Black-Scholes valuation methodology uses “Level 2” inputs in calculating fair value, as defined in IFRS 7, which establishes a hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The input levels discussed in IFRS 7 are:

Level 1 –	Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 –	Inputs other than quoted prices included within Level 1 that are observable for an asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices).

Level 3 –	Inputs for an asset or liability that are not based on observable market data (unobservable inputs).

The carrying values of the Company’s cash and cash equivalents, trade and other receivables, restricted cash, payables and accrued liabilities, long-term payable and other non-current liabilities approximate their fair values due to their short-term maturities or to the prevailing interest rates of the related instruments, which are comparable to those of the market.

Financial risk factors

The following provides disclosures relating to the nature and extent of the Company’s exposure to risks arising from financial instruments, including credit risk, liquidity risk and market risk (share price risk and currency risk), and how the Company manages those risks.

(15)

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at March 31, 2012 and for the three-month periods ended March 31, 2012 and 2011

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

(a)	Credit risk

Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company regularly monitors credit risk exposure and takes steps to mitigate the likelihood of this exposure resulting in losses. The Company’s exposure to credit risk currently relates to cash and cash equivalents (note 3), to trade and other receivables (note 4) and to restricted cash. The Company invests its available cash in amounts that are readily convertible to known amounts of cash and deposits its cash balances with financial institutions that have a minimum rating of “A3”.

As at March 31, 2012, trade accounts receivable for an amount of approximately $5,840,000 were with one customer.

As at March 31, 2012, no trade accounts receivable were past due or impaired.

Generally, the Company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended following an evaluation of creditworthiness. In addition, the Company perform ongoing credit reviews of all its customers and establish an allowance for doubtful accounts when accounts are determined to be uncollectible.

The maximum exposure to credit risk approximates the amount recognized on the statement of financial position.

(b)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. As indicated in the capital disclosures section (note 12), the Company manages this risk through the management of its capital structure. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors reviews and approves the Company’s operating and capital budgets, as well as any material transactions out of the ordinary course of business. The Company has adopted an investment policy in respect of the safety and preservation of its capital to ensure the Company’s liquidity needs are met. The instruments are selected with regard to the expected timing of expenditures and prevailing interest rates.

(c)	Market risk

Share price risk

The change in fair value of the Company’s warrant liability, which is measured at FVTPL, results from the periodic “mark-to-market” revaluation, via the application of the Black-Scholes option pricing model, of currently outstanding share purchase warrants. The Black-Scholes valuation is impacted, among other inputs, by the market price of the Company’s common shares. As a result, the change in fair value of the warrant liability, which is reported as finance income (costs) in the accompanying consolidated statements of comprehensive loss, has been and may continue in future periods to be materially affected most notably by changes in the Company’s common share price, which on the NASDAQ, has ranged from $1.56 to $2.15 during the three-month period ended March 31, 2012. Assuming the following variations of the market price of the Company’s common shares over a three-month period:

(16)

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at March 31, 2012 and for the three-month periods ended March 31, 2012 and 2011

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

•	Market price variations of -10% and +10%

If these variations were to occur, the impact on the Company’s net loss for warrant liability held at March 31, 2012 would be as follows:

	Carrying amount	-10%	+10%
	$	$	$
Warrant liability*	12,860	1,612	(1,637)

Total impact on net loss – decrease/(increase)		1,612	(1,637)

*	Includes current and non-current portions. See also note 17, Subsequent Events.

Foreign currency risk

Since the Company operates internationally, it is exposed to currency risks as a result of potential exchange rate fluctuations related to non-intragroup transactions. In particular, fluctuations in the US dollar exchange rates against the EUR could have a potentially significant impact on the Company’s results of operations. The following variations are reasonably possible over a three-month period:

•	Foreign exchange rate variations of -5% (depreciation of the EUR) and +5% (appreciation of the EUR) against the US$, from a period-end rate of EUR1 = US$1.3355.

If these variations were to occur, the impact on the Company’s net loss for each category of financial instruments held at March 31, 2012 would be as follows:

		Balances denominated in US$
	Carrying amount	-5%	+5%
	$	$	$
Cash and cash equivalents	37,564	1,878	(1,878)
Warrant liability*	12,860	(643)	643

Total impact on net loss – decrease/(increase)		1,235	(1,235)

*	Includes current and non-current portions.

(17)

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at March 31, 2012 and for the three-month periods ended March 31, 2012 and 2011

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

14	Net loss per share

The following table sets forth pertinent data relating to the computation of basic and diluted net loss per share attributable to common shareholders.

	Three months ended March 31,
	2012	2011
	$	$
Net loss	(11,451)	(10,057)

Basic weighted average number of shares outstanding	106,016,843	83,842,054
Dilutive effect of stock options	1,128,377	937,076
Dilutive effect of share purchase warrants	438,679	217,922

Diluted weighted average number of shares outstanding	107,583,898	84,997,052

Items excluded from the calculation of diluted net loss per share because the exercise price was greater than the average market price of the common shares or due to their anti-dilutive effect
Stock options	3,659,670	4,216,218
Warrants (number of equivalent shares)	28,194	2,396,275

For the three-month periods ended March 31, 2012 and 2011, the diluted net loss per share was the same as the basic net loss per share, since the effect of the assumed exercise of stock options and warrants to purchase common shares is anti-dilutive. Accordingly, the diluted net loss per share for these periods was calculated using the basic weighted average number of shares outstanding.

The weighted average number of shares is influenced most notably by share issuances made in connection with financing activities, such as ATM drawdowns, which resulted in the issuance of a total of 3,565,470 common shares (see note 8) during the three-month periods ended March 31, 2012. See also note 17.

(18)

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at March 31, 2012 and for the three-month periods ended March 31, 2012 and 2011

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

15	Compensation of key management

Compensation awarded to key management* included:

	Three months ended March 31,
	2012	2011
	$	$
Salaries and short-term employee benefits	641	627
Post-employment benefits	37	75
Share-based compensation cost	244	224

	922	926

*	Key management includes the Company’s directors and members of the Executive Committee.

16	Segment information

The Company operates in a single operating segment, being the biopharmaceutical segment.

17	Subsequent events

Perifosine

On April 1st, the Company received from Keryx Biopharmaceuticals, Inc. (“Keryx”) top line Phase 3 results for perifosine in refractory advanced colorectal cancer (“CRC”). The Phase 3 clinical trial in patients with refractory advanced CRC did not meet the primary endpoint of improving overall survival. The trial involving 468 patients in 65 sites in the U.S was conducted by the Company’s North American licensee partner, Keryx. As at May 8, 2012, it is not possible to make an estimate of the financial effect of this event, except for the change in fair value of the Company’s warrant liability. As a result of the Company’s common shares market price decline by approximately 72% from March 31, 2012 to May 4, 2012, the Company would recognize a finance income due to change in fair value of warrant liability for an amount of approximately $10 million and a reduction in warrant liability for the same amount.

On May 4, 2012, the Company and Keryx agreed to terminate their license agreement with respect to perifosine, as a result of which the Company regained in full the North American rights to perifosine, in all indications. Under the terms of the agreement to terminate, all intellectual property and development data, including orphan drug designations and Investigational New Drug (“INDs”) applications on perifosine generated by Keryx, have been transferred to the Company. In return, the Company has agreed to pay low single-digit royalties to Keryx on future net sales of perifosine in North America (U.S., Canada and Mexico).

January 2012 ATM Program

Between April 2, 2012 and May 8, 2012, the Company issued a total of 2.5 million common shares under the January 2012 ATM Program for aggregate gross proceeds of $1.8 million, less cash transaction costs of $55,160 and previously deferred transaction costs of $25,300.

(19)